SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*


                               THE WMF GROUP, LTD.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                          ----------------------------
                         (Title of Class of Securities)

                                    929289106
                                 ---------------
                                 (CUSIP Number)

James M. Better                                Drake S. Tempest, Esq.
Capricorn Investors II, L.P.                   O'Melveny & Myers LLP
c/o Capricorn Holdings, LLC                    The Citicorp Center
30 East Elm Street                             153 East 53rd Street, 54th Floor
Greenwich, Connecticut  06830                  New York, New York 10022-4611
(203) 861-6600                                 (212) 326-2000
--------------------------------------------------------------------------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 January 2, 1998
       ------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

--------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

CUSIP Number 929289106
             ---------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Winokur Holdings, Inc.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) [ ]
                                                                  (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         OO

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                       [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware


--------------------------------------------------------------------------------
NUMBER OF                            7        SOLE VOTING POWER
SHARES                                        ----------------------------------
BENEFICIALLY                         8        SHARED VOTING POWER
OWNED BY                                                           78,925
EACH REPORT-                                  ----------------------------------
ING PERSON                           9        SOLE DISPOSITIVE POWER
WITH                                          ----------------------------------
                                     10       SHARED DISPOSITIVE POWER
                                                                   78,925
                                              ----------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


         78,925
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                      [  ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.6%*
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         CO
--------------------------------------------------------------------------------

----------------
* Assumes 5,042,748 shares of Common Stock issued and outstanding on January 6, 1998.


                                Page 2 of 8 Pages

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Capricorn Investors II, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) [ ]
                                                                  (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         OO

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                       [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware


--------------------------------------------------------------------------------
NUMBER OF                            7        SOLE VOTING POWER
SHARES                                        ----------------------------------
BENEFICIALLY                         8        SHARED VOTING POWER
OWNED BY                                                          697,013
EACH REPORT-                                  ----------------------------------
ING PERSON                           9        SOLE DISPOSITIVE POWER
WITH                                          ----------------------------------
                                     10       SHARED DISPOSITIVE POWER
                                                                  697,013
                                              ----------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


         697,013
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                      [  ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         13.8%*
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------

----------------
* Assumes 5,042,748 shares of Common Stock issued and outstanding on January 6, 1998.

                                Page 3 of 8 Pages

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Capricorn Holdings, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) [ ]
                                                                  (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         OO

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                       [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware


--------------------------------------------------------------------------------
NUMBER OF                            7        SOLE VOTING POWER
SHARES                                        ----------------------------------
BENEFICIALLY                         8        SHARED VOTING POWER
OWNED BY                                                          697,013
EACH REPORT-                                  ----------------------------------
ING PERSON                           9        SOLE DISPOSITIVE POWER
WITH                                          ----------------------------------
                                     10       SHARED DISPOSITIVE POWER
                                                                  697,013
                                              ----------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


         697,013
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                      [  ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         13.8%*
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         OO
--------------------------------------------------------------------------------

----------------
* Assumes 5,042,748 shares of Common Stock issued and outstanding on January 6, 1998.

                                Page 4 of 8 Pages

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Herbert S. Winokur, Jr.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) [ ]
                                                                  (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS


--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                       [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America


--------------------------------------------------------------------------------
NUMBER OF                            7        SOLE VOTING POWER
SHARES                                        ----------------------------------
BENEFICIALLY                         8        SHARED VOTING POWER
OWNED BY                                                          775,938
EACH REPORT-                                  ----------------------------------
ING PERSON                           9        SOLE DISPOSITIVE POWER
WITH                                          ----------------------------------
                                     10       SHARED DISPOSITIVE POWER
                                                                  775,938
                                              ----------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


         775,938
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                      [  ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         15.4%*
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------

----------------
* Assumes 5,042,748 shares of Common Stock issued and outstanding on January 6, 1998.

                                Page 5 of 8 Pages

         This Amendment No. 1 to Schedule 13D (the "SCHEDULE 13D"), which was filed on November 25, 1997, by Capricorn Investors, L.P. ("CAPRICORN I"), Capricorn Holdings, G.P. ("CAPRICORN HOLDINGS, G.P."), Winokur Holdings, Inc. ("WINOKUR HOLDINGS"), Herbert S. Winokur, Jr. ("WINOKUR"), Capricorn Investors II, L.P. ("CAPRICORN II") and Capricorn Holdings, LLC ("CAPRICORN HOLDINGS, LLC"), and which relates to shares of Common Stock, par value $.01 per share ("COMMON STOCK"), of The WMF Group, Ltd. (the "COMPANY"), hereby amends Items 3, 4 and 5 of the Schedule 13D. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning as set forth in the
Schedule 13D.

         This Amendment No. 1 reflects the belief of each of Winokur Holdings, Winokur, Capricorn II and Capricorn Holdings, LLC that, after giving effect to the issuance of shares pursuant to certain options exercised on or before January 6, 1998, the number of shares of Common Stock outstanding on January 6, 1998, was 5,042,748 shares. The belief of each of Winokur Holdings, Winokur, Capricorn II and Capricorn Holdings, LLC with respect to the number of outstanding shares of Common Stock is based on information provided to such persons by the Company on January 6, 1998.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION


         The information previously furnished in response to this item is amended to read as follows:

         Capricorn I acquired 421,844 shares of Common Stock in the Share Distribution without the payment of any consideration.

         Capricorn II purchased 546,448 shares of Common Stock at a purchase price of $9.15 per share, or $5,000,000 in the aggregate. The funds were provided by capital contributed to Capricorn II by its partners.

         On January 2, 1998, Capricorn II purchased 60,000 shares of Common Stock in a transaction effected through the NASDAQ national market at a purchase price of $13.00 per share, or $780,000 in the aggregate. The funds were provided by capital contributed to Capricorn II by its partners.

         On January 5, 1998, Capricorn II purchased 52,535 shares of Common Stock in a transaction effected through the NASDAQ national market at a purchase price of $13.375 per share, or $702,656 in the aggregate. The funds were provided by capital contributed to Capricorn II by its partners.


                               Page 6 of 8 Pages

         On January 5, 1998, Capricorn II purchased 13,030 shares of Common Stock in a transaction effected through the NASDAQ national market at a purchase price of $13.375 per share, or $174,276 in the aggregate. The funds were provided by capital contributed to Capricorn II by its partners.

         On January 5, 1998, Capricorn II purchased 25,000 shares of Common Stock in a transaction effected through the NASDAQ national market at a purchase price of $13.375 per share, or $334,375 in the aggregate. The funds were provided by capital contributed to Capricorn II by its partners.


ITEM 4.  PURPOSE OF TRANSACTION


         The information previously furnished in response to this item is amended to read as follows:

         Capricorn I acquired 421,844 shares of Common Stock in the Share Distribution on December 8, 1997. It distributed all such shares to its partners on December 22, 1997. Winokur Holdings, as a general partner of Capricorn Holdings, G.P., which is the general partner of Capricorn I, received 78,925 shares of Common Stock in such distribution.

         Pursuant to the Purchase Agreement, Capricorn II acquired 546,448 shares of Common Stock at a purchase price of $9.15 per share, or $5,000,000 in the aggregate (the "ACQUISITION"). Capricorn II paid the aggregate purchase price in cash and the closing of the Acquisition occurred on December 8, 1997, promptly following the consummation of the Share Distribution and prior to the distribution by Capricorn I to its partners of the shares of Common Stock acquired by Capricorn I in the Share Distribution.

         At the closing of the Acquisition on December 8, 1997, (the "CLOSING DATE"), the Company and Capricorn II entered into the Registration Rights Agreement pursuant to which, among other things, Capricorn II will have the right on one or more occasions (subject to certain exceptions, up to a maximum of seven times) to cause the Company, on or after the Closing Date and to and including the date that is the fourth anniversary of the Closing Date, to register under the Securities Act of 1933, as amended, the sale by Capricorn II of the shares of Common Stock purchased by Capricorn II in the Acquisition.

         Winokur was elected as a director of the Company effective on December 8, 1997.


                                Page 7 of 8 Pages

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER


         Winokur Holdings is the direct beneficial owner, and Winokur is the indirect beneficial owner, of 78,925 shares of Common Stock. Capricorn II is the direct beneficial owner, and Capricorn Holdings, LLC and Winokur are the indirect beneficial owners, of 697,013 shares of Common Stock. Winokur is the indirect beneficial owner of 775,938 shares of Common Stock. Based upon the number of shares of Common Stock that Winokur Holdings, Capricorn II, Capricorn Holdings, LLC and Winokur believe were issued and outstanding on January 6, 1998, determined after giving effect to the issuance of shares pursuant to certain options exercised on or before January 6, 1998, Winokur Holdings is the direct beneficial owner of shares equal to approximately 1.6% of the number of shares of Common Stock that were then outstanding, Capricorn II is the direct beneficial owner of shares equal to approximately 13.8% of the number of shares of Common Stock that were then outstanding, Capricorn Holdings, LLC is the indirect beneficial owner of shares equal to approximately 13.8% of the number of shares of Common Stock that were then outstanding and Winokur is the indirect beneficial owner of shares equal to approximately 15.4% of the number of shares of Common Stock that were then outstanding.

         Winokur Holdings and Winokur, on the one part, and Capricorn II, Capricorn Holdings, LLC and Winokur, on the other part, may be deemed to share the power to vote and direct the disposition of the shares of Common Stock acquired in (x) the distribution by Capricorn I to Winokur Holdings of 78,925 of the shares of Common Stock acquired by Capricorn I in the Share Distribution and
(y) the Acquisition and the acquisitions of shares of Common Stock effected by Capricorn II on January 2, 1998 and January 5, 1998.


                                Page 8 of 8 Pages

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




January 9, 1998
Date




WINOKUR HOLDINGS, INC.




By:  /s/ HERBERT S. WINOKUR, JR.
   -----------------------------------
    Herbert S. Winokur, Jr., President

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




January 9, 1998
Date




CAPRICORN INVESTORS II, L.P.


By: Capricorn Holdings, LLC,
         its General Partner




By:  /s/ HERBERT S. WINOKUR, JR.
   -------------------------------------
    Herbert S. Winokur, Jr., Manager

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




January 9, 1998
Date




CAPRICORN HOLDINGS, LLC




By:  /s/ HERBERT S. WINOKUR, JR.
   ---------------------------------
    Herbert S. Winokur, Jr., Manager

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




January 9, 1998
Date




By:  /s/ HERBERT S. WINOKUR, JR.
   ------------------------------
    Herbert S. Winokur, Jr.